

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2014

Via Email

Todd Tappin
Chief Operating Officer and Chief Financial Officer
The Rubicon Project, Inc.
12181 Bluff Creek Drive, 4th Floor
Los Angeles, CA 90094

> **Re:** **The Rubicon Project, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 14, 2014**
> **File No. 333-193739**

Dear Mr. Tappin:

We have reviewed your amended filing and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 12, 2014.

General

1. Please update your financial statements and related financial information included in the filing, as necessary, to comply with Rule 3-12 of Regulation S-X.

Prospectus Summary

Overview, page 1

2. Based on your response to prior comment 7, it appears that you should revise your statement to reflect your competitive position in the digital advertising industry rather than stating more broadly that you are "a global technology leader."

Risk Factors

We have identified certain material weaknesses in our internal control over financial reporting…, page 40

3. We note your revised disclosure in response to prior comment 10 that you "have incurred significant costs and expect to incur additional significant costs to remediate these

weaknesses." Please tell us what consideration you have given to providing quantitative disclosure regarding these costs to the extent material.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 76

4.   We note your response to prior comment 19. Please revise your disclosures to explain how the timing of cash receipts from buyers and the timing of payments to sellers impacts your operating cash flows for each period presented. As an example, please consider revising to disclose the day's sales outstanding at each balance sheet date and the impact it has on your cash flows. We refer you to Section IV.B of SEC Interpretive Release 33-8350.

Business, page 91

5.   We note your response to prior comment 22 that the company "could move to new data center facilities without significant disruption to it business." Given your disclosure on page 32 that you "depend on the continuing and uninterrupted performance of [y]our IT systems" please explain why you believe that the agreements with your most significant third-party commercial data centers are not material to the company and should not be described in the prospectus. As part of your response, tell us what consideration you have given to discussing the number of data centers you use, the size of those facilities, and the termination dates of the agreements with those centers.

Certain Relationships and Related Transactions, page 130

6.   In response to prior comment 25, you state that a description of the voting agreement is not material because it will terminate upon the consummation of the offering. It appears that the voting agreement could be material given that the directors who are parties to the agreement will continue to serve on the board until their respective terms expire between 2015 and 2017. Please provide a detailed analysis as to why you believe that this disclosure is not required by Item 404(a) and Instruction 1 to Item 404 of Regulation S-K, which requires the disclosure of related party transactions in which the company was engaged since 2011. Please also provide an analysis as to why you believe that the voting agreement does not need to be filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K given that some of your directors are parties to this agreement.

7.   Please confirm that you have included all the disclosure required under Item 404 of Regulation S-K. In this regard, we note that you do not discuss in this section the related party transactions with your principal shareholders that you reference on page F-41.

Exhibits

8.   In response to prior comment 31, you note that the engagement letter with an investment
        bank discussed on page F-40 of the prospectus is not material to the company because "it
        only creates obligations in the context of an acquisition, and those obligations are not
        material to the Company in the event of an acquisition." Based on the description of the
        agreement, it appears that the agreement also provides for strategic and consulting
        services to the company and that this agreement does not appear to have been made in the
        ordinary course of business. Please explain why you believe that this agreement is not
        required to be filed under Item 601(b)(10)(i) of Regulation S-K.

        You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding
comments on the financial statements and related matters. Please contact Jan Woo, Attorney-
Adviser, at (202) 551-3453 with any other questions. If you need further assistance, please
contact me at (202) 551-3730.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Via Email
        Stewart L. McDowell
        Gibson, Dunn & Crutcher LLP